SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1997


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  COMARCO, Inc.
                           SAVINGS AND RETIREMENT PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  COMARCO, Inc.
                       22800 Savi Ranch Parkway, Suite 214
                              Yorba Linda, CA 92887

                                  COMARCO, INC.


                           SAVINGS AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                       (Including Supplemental Schedules)

                           December 31, 1997 and 1996



                   (With Independent Auditors' Report Thereon)

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN



                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                                                        Page
                                                                        ----

 Independent Auditors' Report                                             4

 Statements of Net Assets Available for Plan Benefits
   as of December 31, 1997 and 1996                                       5

 Statements of Changes in Net Assets Available for Plan
   Benefits for the Years Ended December 31, 1997, 1996 and 1995          6

 Notes to Financial Statements                                            7



 SUPPLEMENTAL SCHEDULES

 Schedule 1 - Item 27a - Schedule of Assets Held for Investment          14
              Purposes As of December 31, 1997
 Schedule 2 - Item 27b - Schedule of Loans or Fixed Income
              Obligations Year Ended December 31, 1997                   15
 Schedule 3 - Item 27d- Schedule of Reportable Transactions
              Year Ended December 31, 1997                               16


The additional schedules required under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor are not presented because they are not applicable or are not a required disclosure.

                          INDEPENDENT AUDITORS' REPORT

     The Board of Directors
     COMARCO, Inc.:

     We have audited the accompanying statements of net assets available for plan benefits of the COMARCO, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits of the Plan's financial statements as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans or Fixed Income Obligations and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supple-mentary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                               KPMG Peat Marwick LLP





     McLean, Virginia
     June 18, 1998

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1997 and 1996



                                                                    1997                    1996
                                                                    ----                    ----
     ASSETS

     Cash and cash equivalents (Note 4)                        $    19,000              $    27,000

     Investment in 193,044 shares in 1997 and
     203,836 shares in 1996 of COMARCO common
     stock, at fair value  (Note 4)                              4,247,000                3,720,000

     Investment in mutual funds, at fair value (Note 4)
          CGCM Small Cap Growth Fund                             2,623,000                2,195,000
          CGCM Large Cap Growth Fund                             2,760,000                1,963,000
          CGCM Large Cap Value Fund                              3,031,000                2,303,000
          CGCM International Fund                                1,258,000                1,238,000
          CGCM Long Term Bond                                    1,006,000                  776,000
          CGCM Stable Value Fund                                 2,944,000                2,450,000
          CGCM Emerging Market Fund                                 22,000                        -
                                                                ----------               ----------

                 Total Investment in Mutual Funds               13,644,000               10,925,000

     Investment in investment contracts,
     at contract value (Notes 4 and 5)                                   -                  629,000

     Participant Loans                                             355,000                  314,000
                                                                ----------               ----------

         Total Assets                                           18,265,000               15,615,000


     LIABILITIES

     Fees payable (Note 7)                                               -                        -
                                                                ----------               ----------

     Net assets available for plan benefits                    $18,265,000              $15,615,000
                                                                ==========               ==========

     See accompanying notes to the financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                  Years Ended December 31, 1997, 1996 and 1995


                                                           1997              1996             1995
                                                           ----              ----             ----
     Net assets available for plan benefits,
       beginning of year                              $ 15,615,000       $ 12,274,000     $ 11,157,000
                                                        ----------         ----------       ----------

     Additions:
       Contributions:
         Employer                                          602,000            526,000          599,000
         Employee                                        1,569,000          1,326,000        1,498,000

       Rollovers (Note 3)                                   96,000          1,100,000                -
       Interest and dividends                              127,000            215,000          164,000
       Realized and unrealized appreciation
           of investments                                2,445,000          1,732,000        2,571,000
                                                        ----------         ----------       ----------

           Total additions                               4,839,000          4,899,000        4,832,000
                                                        ----------         ----------       ----------

     Deductions:
       Plan distributions                                2,082,000          1,441,000        2,571,000
       Transfer of shares to Employee Stock
           Ownership Plan (Note 3)                               -                  -        1,078,000
       Realized and unrealized depreciation
          of investments                                    12,000             38,000                -
       Administrative expenses (Note 7)                     95,000             79,000           66,000
                                                        ----------         ----------       ----------

       Total deductions                                  2,189,000          1,558,000        3,715,000
                                                        ----------         ----------       ----------

     Net assets available for plan benefits,
           end of year                                $ 18,265,000       $ 15,615,000     $ 12,274,000
                                                       ===========         ==========       ==========


     See accompanying notes to the financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

     1.  Description of the Plan

     The following  description of the COMARCO, Inc. Savings and Retirement Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. ("the Company" or "the Plan Sponsor") who have three months of service and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions. Employee contributions to the Plan may range from 1% to 15% of eligible earnings. Employees at one Company location are permitted to contribute up to 20%. The Company contributes 100% of the first 3% of earnings that a participant contributes to the Plan. All forfeitures of terminated participants' non-vested accounts are used to offset Plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan.

          Participant Accounts. Each participant's account is credited with the participant's contribution and the Company's matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. At December 31, 1997 and 1996, 709 and 764 participants, respectively, had assets in the Plan.

          Loans. Effective January 1, 1995, the Plan permits participants to obtain loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods.

          Vesting. Participants are vested at all times in their voluntary contributions and, in certain circumstances, the matching Company contributions plus actual earnings thereon. Company contributions generally vest over a 7 year graded vesting schedule. Exceptions to this graded vesting are the Company contributions which are invested in the Company's Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

          Payment of Benefits. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $3,500 may elect to delay receiving benefits until reaching age 65.

          Investment Options. Participant contributions to the Plan are made to one of the eight investment options (Stable Value, Long Term Bond, Small Cap Growth, Large Cap Growth, Large Cap Value, International, Emerging Markets or Company Stock) as designated by the participant. All investment options other than COMARCO shares are provided through the Smith Barney TRAK program, and consist of fund shares.

     2.  Significant Accounting Policies

                Basis of Accounting - The Plan prepares its financial statements on the accrual basis of accounting.

                Payment of Benefits - Benefits are recorded when paid.

                Investment Valuation and Income Recognition - The Plan's investments are stated at fair value in the accompanying statements of net assets available for plan benefits except for its investment in investment contracts, which are valued at their respective contract values. Fair value is determined based on quoted market prices. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis.

                Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     3.  Employee Stock Option Plan

     The assets of the Plan prior to January 1, 1995 included shares of Company stock formerly held in the Company's Employee Stock Ownership Plan ("ESOP"), which were combined into the Savings and Retirement Plan. In 1995, the Company received approval from the Internal Revenue Service to terminate the ESOP, and consequently the former ESOP shares were transferred from the Savings and Retirement Plan back to the ESOP. In 1996, the ESOP was terminated and a majority of the participants elected to roll their ESOP shares into the Savings and Retirement Plan.

     4.  Investments

     All amounts  contributed  to the Plan have been  deposited with the Funding
     Agent, SBS Trust. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.



                                                           December 31, 1997                     December 31, 1996
                                                           -----------------                     -----------------
     Identity of Party and                        Shares or              Carrying       Shares or             Carrying
     Description of Asset                         Principal Amount       Amount         Principal Amount      Amount
     ---------------------                        ----------------       ---------      ----------------      --------
     Cash and Cash Equivalents:
     SBS Short Term Investment Fund                                  $   19,000                            $    27,000


     Investments:
     Guaranteed Investment Contracts: Various                                 -
                                                                        629,000

                      Total Investment Contracts                              -                                629,000
                                                                                                               -------

     Mutual Funds:

         CGCM Small Cap Growth Fund                    155,000        2,623,000               134,000        2,195,000
         CGCM Large Cap Growth Fund                    162,000        2,760,000               138,000        1,963,000
         CGCM Large Cap Value Fund                     228,000        3,031,000               188,000        2,303,000
         CGCM International Fund                       126,000        1,258,000               123,000        1,238,000
         CGCM Long Term Bond                           115,000        1,006,000                94,000          776,000
         CGCM Stable Value Fund                        295,000        2,944,000               261,000        2,450,000
         CGCM Emerging Market Fund                       3,000           22,000
                                                                      ---------                             ----------

                      Total Mutual Funds                             13,644,000                             10,925,000
                                                                     ----------                             ----------

     Participant Loans                                 355,000                                314,000

     COMARCO common stock                              193,000        4,247,000               204,000        3,720,000
                                                                      ---------                              ---------

                   Total Investments                               $ 18,265,000                           $ 15,615,000
                                                                     ==========                             ==========


     5.  Investment Contracts

     The Stable Value option is a blend of individual investment contracts (purchased by COMARCO and which all matured in 1997) and the Consulting Group Capital Markets (CGCM) Stable Value Fund. The contracts are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less administrative expenses. Investment contracts in the Stable Value Fund are considered fully benefit responsive, as they provide reasonable access to the funds by the Plan's participants, with a liquidity guarantee. The average yields earned on guaranteed investment contracts for the years ended December 31, 1997 and 1996 were 5.1% for both years.

6.  Changes in Net Assets by Investment Program

The changes in net assets by investment program for the years ended December 31, 1995, 1996, and 1997 are as follows:


                                             Stable Value     Equity Growth     Balanced        Stock                     Long Term
                                                 Fund             Fund            Fund          Fund       International     Bond
                                             --------------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1995                            $4,574,000        $1,265,000     $1,452,000    $3,880,000             $0           $0


Additions:
   Contributions:
     Employer                                   $101,000                $0             $0       $47,000        $69,000      $45,000

     Employee                                   $298,000                $0             $0      $108,000       $207,000     $141,000

   Interest and dividends                        $44,000                $0             $0        $1,000        $15,000      $41,000

   Realized and unrealized appreciation         $138,000                $0             $0    $1,256,000        $80,000      $96,000
      of investments
                                             --------------------------------------------------------------------------------------

 Subtotal                                       $581,000                $0             $0    $1,412,000       $371,000     $323,000
                                             --------------------------------------------------------------------------------------

Transfer between funds                       ($1,373,000)      ($1,230,000)   ($1,378,000)    ($944,000)      $671,000     $751,000

Deductions:
   Plan distributions                           $940,000           $35,000        $74,000      $553,000        $88,000     $178,000
   Transfer of shares to Employee Stock
      Ownership Plan (Note 3)                         $0                $0             $0    $1,078,000             $0           $0
   Realized and unrealized depreciation
      of investments                                  $0                $0             $0            $0             $0           $0
   Administrative expenses                            $0                $0             $0            $0         $2,000       $3,000
                                             --------------------------------------------------------------------------------------

 Subtotal                                       $940,000           $35,000        $74,000    $1,631,000        $90,000     $181,000
                                             --------------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1995                         $2,842,000                $0             $0    $2,717,000       $952,000     $893,000
                                             ======================================================================================

6.  Changes in Net Assets by Investment Program (table continued)



                                                   Large Cap       Large Cap      Small Cap     Participant    Holding/
                                                    Growth           Value          Growth         Notes        Other        Total
                                                ------------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1995                                      $0              $0             $0            $0      ($14,000)   $11,157,000


Additions:
   Contributions:
     Employer                                      $69,000         $71,000        $99,000            $0       $98,000       $599,000

     Employee                                     $213,000        $232,000       $299,000            $0            $0     $1,498,000

   Interest and dividends                           $6,000         $36,000              -        $8,000       $13,000       $164,000

   Realized and unrealized appreciation           $266,000        $343,000       $392,000            $0            $0     $2,571,000
      of investments
                                                ------------------------------------------------------------------------------------

 Subtotal                                         $554,000        $682,000       $790,000        $8,000      $111,000     $4,832,000
                                                ------------------------------------------------------------------------------------

Transfer between funds                            $936,000      $1,225,000       $927,000      $210,000      $205,000             $0

Deductions:
   Plan distributions                             $212,000        $251,000       $223,000            $0       $17,000     $2,571,000
   Transfer of shares to Employee Stock
      Ownership Plan (Note 3)                           $0              $0             $0            $0            $0     $1,078,000
   Realized and unrealized depreciation
      of investments                                    $0              $0             $0            $0            $0             $0
   Administrative expenses                          $3,000          $4,000         $4,000            $0       $50,000        $66,000
                                                ------------------------------------------------------------------------------------

 Subtotal                                         $215,000        $255,000       $227,000            $0       $67,000     $3,715,000
                                                ------------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1995                           $1,275,000      $1,652,000     $1,490,000      $218,000      $235,000    $12,274,000
                                                ====================================================================================




                                                   Stable Value      Stock                        Long Term       Large Cap
                                                       Fund           Fund       International       Bond          Growth
                                                   ------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1996                                 $2,842,000     $2,717,000        $952,000       $893,000      $1,275,000


Additions:
   Contributions:
     Employer                                         $84,000        $63,000         $82,000        $39,000        $112,000

     Employee                                        $174,000        $99,000        $183,000        $83,000        $256,000

     Rollovers                                        $11,000     $1,066,000         $16,000         $1,000          $2,000

   Interest and dividends                             $53,000             $0         $15,000        $53,000         $11,000

   Realized and unrealized appreciation              $125,000       $622,000         $39,000             $0        $300,000
      of investments
                                                   ------------------------------------------------------------------------

Subtotal                                             $447,000     $1,850,000        $335,000       $176,000        $681,000
                                                   ------------------------------------------------------------------------

Transfer between funds                               $207,000      ($606,000)        $59,000      ($205,000)       $131,000

Deductions:
   Plan distributions                                $407,000       $241,000        $103,000        $46,000        $117,000
   Realized and unrealized depreciation
      of investments                                       $0             $0              $0        $38,000              $0
   Administrative expenses                            $10,000             $0          $5,000         $4,000          $7,000
                                                   ------------------------------------------------------------------------

Subtotal                                             $417,000       $241,000        $108,000        $88,000        $124,000
                                                   ------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1996                              $3,079,000     $3,720,000      $1,238,000       $776,000      $1,963,000
                                                   ========================================================================


6.  Changes in Net Assets by Investment Program (table continued)


                                              Large Cap        Small Cap     Participant     Holding/
                                                Value            Growth         Notes         Other           Total
                                              -------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1996                              $1,652,000     $1,490,000      $218,000       $235,000      $12,274,000


Additions:
   Contributions:
     Employer                                      $88,000       $156,000            $0       ($98,000)        $526,000

     Employee                                     $210,000       $354,000            $0       ($33,000)      $1,326,000

     Rollovers                                      $1,000         $3,000            $0             $0       $1,100,000

   Interest and dividends                          $61,000             $0       $22,000             $0         $215,000

   Realized and unrealized appreciation           $319,000       $325,000            $0         $2,000       $1,732,000
      of investments
                                                -----------------------------------------------------------------------

Subtotal                                          $679,000       $838,000       $22,000      ($129,000)      $4,899,000
                                                -----------------------------------------------------------------------

Transfer between funds                            $112,000       $158,000       $88,000        $56,000               $0

Deductions:
   Plan distributions                             $131,000       $282,000       $14,000       $100,000       $1,441,000
   Realized and unrealized depreciation
      of investments                                    $0             $0            $0             $0          $38,000
   Administrative expenses                          $9,000         $9,000            $0        $35,000          $79,000
                                                -----------------------------------------------------------------------

Subtotal                                          $140,000       $291,000       $14,000       $135,000       $1,558,000
                                                -----------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1996                           $2,303,000     $2,195,000      $314,000        $27,000      $15,615,000
                                                =======================================================================





                                                 Stable Value        Stock                       Emerging    Long Term     Large Cap
                                                     Fund            Fund        International    Markets      Bond         Growth
                                                 -----------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1997                               $3,079,000      $3,720,000      $1,238,000          $0      $776,000     $1,963,000


Additions:
   Contributions:
     Employer                                       $72,000         $83,000         $65,000      $1,000       $32,000       $120,000

     Employee                                      $180,000        $151,000        $160,000      $3,000       $82,000       $324,000

     Rollovers                                       $6,000         $14,000          $2,000          $0        $3,000        $31,000

   Interest and dividends                           $42,000              $0              $0          $0       $54,000             $0

   Realized and unrealized appreciation            $162,000        $720,000              $0          $0       $57,000       $578,000
      of investments
                                                 -----------------------------------------------------------------------------------

 Subtotal                                          $462,000        $968,000        $227,000      $4,000      $228,000     $1,053,000
                                                 -----------------------------------------------------------------------------------

 Transfer between funds                            $208,000        ($66,000)       ($72,000)    $24,000       $33,000      ($61,000)

 Deductions:
    Plan distributions                             $780,000        $370,000        $121,000          $0       $26,000       $180,000
    Realized and unrealized depreciation
       of investments                                    $0              $0          $5,000      $6,000            $0             $0
    Administrative expenses                         $25,000          $5,000          $9,000          $0        $5,000        $16,000
                                                 -----------------------------------------------------------------------------------

 Subtotal                                          $805,000        $375,000        $135,000      $6,000       $31,000       $196,000
                                                 -----------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1997                            $2,944,000      $4,247,000      $1,258,000     $22,000    $1,006,000     $2,759,000
                                                 ===================================================================================

6.  Changes in Net Assets by Investment Program (table continued)



                                                   Large Cap      Small Cap     Participant        Holding/
                                                     Value          Growth         Notes             Other           Total
                                                   --------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1997                                 $2,303,000     $2,195,000       $314,000         $27,000       $15,615,000


Additions:
   Contributions:
     Employer                                         $90,000       $151,000             $0        ($12,000)         $602,000

     Employee                                        $266,000       $402,000             $0          $1,000        $1,569,000

     Rollovers                                        $24,000        $16,000             $0              $0           $96,000

   Interest and dividends                                  $0             $0        $28,000          $3,000          $127,000

   Realized and unrealized appreciation              $704,000       $224,000             $0              $0        $2,445,000
      of investments
                                                   --------------------------------------------------------------------------

 Subtotal                                          $1,084,000       $793,000        $28,000         ($8,000)       $4,839,000
                                                   --------------------------------------------------------------------------

 Transfer between funds                              ($12,000)     ($129,000)       $80,000         ($5,000)               $0

 Deductions:
    Plan distributions                               $329,000       $216,000        $67,000         ($7,000)       $2,082,000
    Realized and unrealized depreciation
       of investments                                      $0             $0             $0          $1,000           $12,000
    Administrative expenses                           $15,000        $20,000             $0              $0           $95,000
                                                   --------------------------------------------------------------------------

 Subtotal                                            $344,000       $236,000        $67,000         ($6,000)       $2,189,000
                                                   --------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1997                              $3,031,000     $2,623,000       $355,000         $20,000       $18,265,000
                                                   ==========================================================================

     7.  Expenses of the Plan

     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent they are not paid by the Company. Total Plan expenses of approximately $95,000, $79,000 and $66,000 in 1997, 1996 and 1995
     respectively, were paid by the Plan. Plan expenses accrued as of December 31, 1997 and 1996 were $0.

     8.  Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

     9.  Plan Termination

     The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, a participant's fund share shall become 100% vested and shall become payable in accordance with the "payment of benefits" article of the Plan.

     10. Form 5500

     The Form 5500 annual reports show benefits payable to terminated and in-service participants as a liability. This liability amounts to approximately $13,000 and $36,000 at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, no amounts were payable to in-service employees. These benefits payable to plan participants are disclosed as components of net assets available for benefits for terminated and continuing participants rather than as a liability of the Plan in these financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1997


    (a)                    (b)                              (c)                                    (d)             (e)
                    Identity of issue,    Description of investment including
                    borrower, lessor      maturity date, rate of interest,                                      Current
                    or similar party      collateral, par or maturity value                      Cost             Value
------------------------------------------------------------------------------------------------------------------------

     *              SBS TRUST             Short Term Investment Fund                              19,499         19,499

     *              CGCM                  Consulting Group Cap Mkts Fund 115,443 shares          927,116      1,005,511
                                          of Long Term Bond Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 228,242 shares        2,575,332      3,031,055
                                          of Large Cap Value Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 126,083 shares        1,284,544      1,258,309
                                          of  International Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 2,916 shares             27,226         21,723
                                          of  Emerging Market Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 162,339 shares        2,130,728      2,759,758
                                          of Large Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 155,003 shares        2,488,477      2,622,649
                                          of Small Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 295,056 shares        2,716,259      2,944,657
                                          of Stable Value Investments Fund

     *              COMARCO, Inc.         COMARCO, Inc. common stock                           1,445,426      4,246,968
                                          193,044 shares, quote $22.00


     *              Plan Participants     Participant Loans                                      355,063        355,063
                                          COMARCO, Inc.
                                          Various dates and rates of 9% to 10%                ----------     ----------
                                                                                              13,969,720     18,265,192
                                                                                              ==========     ==========

* Party in interest

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
            Item 27b - Schedule of Loans or Fixed Income Obligations
                          Year Ended December 31, 1997


                        Original        Amount Received             Unpaid              Detailed
    Identity of          Amount         During Reporting           Balance            Description           Amount
      Obligor           of Loan               Year               at Year End             of Loan           Overdue
------------------------------------------------------------------------------------------------------------------
Hoang, Sonny             29,637               137                   29,500           Personal Loan          29,500
Davis, Deborah           7,600                333                   7,267            Personal Loan          7,267
Reeves, Harry            13,000               397                   12,603           Personal Loan          12,603


                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997


                                                                                                        Cost of Asset
                                                               Purchase      Selling      Cost of     on Transaction      Net Gain
Identity of Party Involved         Description of Asset         Price         Price        Asset           Date           or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Purchases:

Smith Barney Trust            RDA Cash Reserve Account        4,410,152       ---         4,410,152        4,410,152        ---
Smith Barney Trust            CGCM Small Cap Growth Fund        901,261       ---           901,261          901,261        ---
Smith Barney Trust            CGCM Large Cap Growth Fund        891,614       ---           891,614          891,614        ---
Smith Barney Trust            CGCM Large Cap Value Fund       1,202,368       ---         1,202,368        1,202,368        ---
Smith Barney Trust            CGCM Stable Value Fund          1,524,643       ---         1,524,643        1,524,643        ---


Sales:

Smith Barney Trust            RDA Cash Reserve Account         ---           4,431,095    4,431,095        4,431,095        ---
Smith Barney Trust            CGCM Small Cap Growth Fund       ---             536,638      517,204          517,204       19,434
Smith Barney Trust            CGCM Large Cap Growth Fund       ---             485,374      367,535          367,535      117,839
Smith Barney Trust            CGCM Large Cap Value Fund        ---             656,423      496,668          496,668      159,755
Smith Barney Trust            CGCM Stable Value Fund           ---           1,184,985    1,087,115        1,087,115       97,870

This schedule of reportable transaction represents a series of transactions involving the same issue during the year ended December 31, 1997, which amounts in the aggregate to more than 5 percent ($781,000) of the fair value of total plan assets as of January 1, 1997.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   COMARCO, Inc. SAVINGS AND RETIREMENT PLAN


                             BY:
                                   Don M. Bailey
                                   President & Chief Executive Officer
                                   COMARCO, Inc.

DATE:      June 18, 1998

                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
COMARCO, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-44943) on Form S-8 of COMARCO, Inc. of our report dated June 18, 1998, relating to the statements of net assets available for plan benefits of COMARCO, Inc. Savings and Retirement Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997 which report appears in the December 31, 1997 annual report on Form 11-K of COMARCO, Inc. Savings and Retirement Plan.



                                             KPMG Peat Marwick LLP

McLean, Virginia
June 26, 1998